INTERACTIVE MULTI-MEDIA AUCTION CORPORATION
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong, SAR, China

March 29, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs:

Re:	Interactive Multi-Media Auction Corporation (the “Company”) Registration Statement on Form S-1 Filed January 7, 2013 File No. 333-185909

We are the solicitors for the Company. We refer to your letter of February 1, 2013 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed January 7, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1. Comment: In future amendments, please include page numbers. Please note that, for purposes of this comment letter, page numbers refer to the page numbers corresponding to the printed EDGAR copy of the filing.

Response: We have added page filings to the amended S-1 filed concurrently with this response.

2. Comment: Please fill in the blank regarding the Subject to Completion date of the prospectus on the top of the prospectus cover page ("Subject to Completion ____, 2013").

Response: The blank has been completed.

3. Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

Response: We confirm that there have been no written communications, as defined in Rule 405 under the Securities Act, if any, that we or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, there have been no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in our offering.

4. Comment: Your disclosure indicates that you are a development stage company that intends to engage in the business of internet on-line auctions, that you are issuing penny stock, that you have no revenues, no contracts with customers or suppliers and have conducted little business activity, and that you have nominal assets. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please, revise your disclosure throughout your registration statement to disclose that you are a blank check company and comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended, or provide us with a detailed analysis of why you are not a blank check company. Please note that your disclosure in response to comment 27 below may inform the existence of a specific business plan or purpose.

Response: We not believe that Rule 419 of Regulation C under the Securities Act of 1933, as amended, (the “Act”) applies to our company.

Rule 419 of the Act defines a “blank check company” as a (i) development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and (ii) is issuing a penny stock.

We do not believe that we can be classified as a “blank check company” since we have a specific business in which we intend to engage and currently have no intention of engaging in a merger or acquisition with an unidentified company or other entity or person. We intend to engage in marketing and operating an online auction for unique products from around the world. In furtherance of such efforts we are actively and diligently pursuing relationships to support the launch of the first live streaming auction event. Representatives visited India and met with a number of manufacturers of a variety of goods from paintings, and handicrafts, to rugs and fashion items. Although no specific agreements were contracted, each of the parties met have expressed specific willingness to participate in the auction when it is ready to be launched. In addition to this, we also recently began discussion with owners of an art gallery located in San Jose Mexico. The owners have also expressed significant interest in participating in an auction event to be conducted directly from their gallery at such time we are ready to conduct such an event. Website development is underway and given the feedback from the web designer it is expected that the initial framework for the website www.interactive-auction.com will be ready and operational within the timeline originally planned, with further integration of streaming capabilities to follow.

5. Comment: You appear to be a shell company, as defined in Rule 405 under the Securities Act, because you appear to have no or nominal operations, assets consisting solely of cash and cash equivalents and nominal other assets. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

Response: We do not believe that we are a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that it can be classified as having “no or nominal operations”. From inception, our management has devoted a significant amount of time to the development of our Registrant’s business. As described above, we have taken significant steps and undertaken varied operations in order to further our described business goals. We do not believe that such activities and the various other activities we have undertaken in the furtherance of its planned business that we can be classified as having “no or nominal operations”.

6. Comment: We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive share from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

●
Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C.

●
Please revise your disclosure to identify your selling shareholders as underwriters. Please identify your selling shareholders as underwriters on the prospectus cover page, in the Selling Stockholders and Plan of Distribution sections, and elsewhere as appropriate.

Response: As per above, we do not believe that we fit the definition of a shell company and consequently do not need to make the requested changes. Please advise.

7. Comment: We note certain disclosures that do not appear to reflect appropriately the current status of your operations. For example, we note your statements that you "are a Hong Kong based Internet marketer, auctioneer, dealer and broker of high quality and unique products and services," you "will act as a facilitator and intermediary," you "currently depend on third parties for procuring products," you "regularly do business with third party vendors, customers, suppliers and other third parties," your sales of decorative works of art "will continue to drive a portion of revenues," as well as various references to your "recent success," "vendor providers" and "customers." Please revise your prospectus to ensure that the descriptions of your business appropriately reflect the current status of your operations, for example by referring to your "intended" business and "potential" customers and vendors.

Response: We have revised the amended registration statement to reflect the start up nature of our business more accurately.

8. Comment: We note references throughout your prospectus to share amounts as of "January 4, 2012." It appears these references should be to "January 4, 2013"; please advise or revise.

Response: We have updated this reference to a current date throughout the amended registration statement.

Prospectus Summary, page 6

9. Comment: Please clarify your reference to "in Country/in City" markets.

Response: We have eliminated or clarified these references throughout.

10. Comment: We note your statement that you "determined this offering price based upon the price of the last sale of our common stock to investors." However, in the "Determination of Offering Price" section, you state that you considered several factors in determining the offering price, and on page 13 you state that the offering price was arbitrarily determined. Please revise your disclosure throughout your prospectus so that it accurately and consistently describes the method by which you determined the offering price.

Response: we have amended our disclosure to specify that the offering price was determined based on a number of factors.

Risk Factors, page 8

11. Comment: Please include risk factors discussing the risks associated with your stock being penny stock and with the conflicts of interest your sole director and officer may face as a result of her other business ventures.

Response: We have added two risk factors to address these potential issues.

12. Comment: We note your disclosure indicating that you are based in Hong Kong. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face enforcing judgments against you obtained in U.S. courts or bringing an original action against you in foreign courts.

Response: We have added a risk factor to address this concern.

13. Comment: We note your disclosure indicating that you are an internet based company. Please add a risk factor if you believe you will face material risks associated with privacy or security issues associated with online payments and transactions.

Response: We have added a risk factor to address this concern.

14. Comment: We note your disclosure in the second paragraph on page 22 indicating your business is based on using an on-line e-commerce platform which provides live streaming auction production. We also note your disclosure in the third paragraph of that page indicating that you have not finalized an agreement with an internet streaming service provider. Please indicate a risk factor disclosing the risks associated with not having a finalized internet streaming agreement.

Response: We have added a risk factor to address this concern.

15. Comment: We note your disclosure on page 31 indicating that "[i]n our effort to compete, we intend to initiate discussions with potential candidates for joint venture or partnership possibilities." If material, please revise your risk factors to indicate the risks associated with these potential relationships.

Response: We do not believe that this is currently a material risk as we do not know the probability of us entering into such an arrangement or what terms such an arrangement would entail. Consequently, we believe that a risk factor on potential joint venture operations would be too speculative to be of much use to investors.

Our independent auditors have expressed substantial doubt…, page 8

16. Comment: Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please also discuss this estimate in your "Management's Discussion and Analysis" section.

Response: We have included the requested disclosure.

The loss of the services of our executive officers…, page 11

17. Comment: We note your disclosure indicating that you depend upon the continued contributions of your executive officers. Please revise this risk factor to also discuss the risks associated with not having an employment agreement with Ms. McCandless.

Response: We have added disclosure to this risk factor to specify that we do not have an employment agreement with Ms. McCandless.

18. Comment: We note your disclosure in the third bullet point of page 15 indicating that 50,000 common shares were issued. However, the last sentence of that paragraph indicates 200,000 shares are being registered. Please revise.

Response: This has been revised to specify that there were only 50,000 shares issued and 50,000 shares are being registered.

Description of Business, page 21

19. Comment: We note your disclosure indicating the potential use of a third party internet streaming service. If known, please quantify the additional capital required to use this third party internet streaming service.

Response: We have specified that we are not yet certain of the additional capital required to secure third party streaming services.

Interior Design and Décor Products, page 23

20. Comment: We note your disclosure indicating that you currently "have access to handmade Kashmir Indian rugs through purchase from New Delhi, India." Please revise your disclosure to indicate if you have any finalized agreements or contracts for these purchases, and if possible, quantify the expected expenses to be incurred in such purchases.

Response: For purposes of clarification, as the premise of our business is that of an auctioneer, we are effectively acting in the capacity of a “middleman” for the sale of goods between the manufacturer/purveyor or vendor to the consumer/buyer. The Company itself is not actually purchasing any of the goods and in turn carrying any inventory of its own. The Company is providing the service of a live streaming auction format in which the goods will be brought by the manufacturer to the specified site where the live streaming auction is to take place, and then the goods will be presented during the auction for sale to the public. If the goods are purchased during auction, then the goods will be paid for, the vendor will fulfill the order, collect its payment and the Company as the auctioneer will collect its fees and/or commissions due. In regards to the rugs references, the Company has physically met with manufacturers of the rugs in New Delhi and such parties have given their verbal commitment to participate in the live auction when it is ready.

Product Sourcing, page 24

21. Comment: Please describe the "important relationships" that Ms. McCandless has established "across all of the above categories," identify the three of the largest five art dealers in the world with whom Ms. McCandless has "ongoing relationships," and describe those "ongoing relationships." Please clarify, if true, that her relationships with such parties do not include any formalized agreements pursuant to which they have agreed to provide products or services to the company. Please also revise the statement that Ms. McCandless "will continue to pursue and develop new product sources," given that the company does not appear to currently have any product sources.

Response: We have eliminated this disclosure as Ms. McCandless does not have any definitive agreements with these suppliers and though we are confident that we will be able to leverage off of her existing relationships, we cannot provide assurances of that nature to investors.

22. Comment: We note your statement that "three of the largest five art dealers in the world…will make acquisitions on our behalf as well as consistently present us with a new artwork product mix." If you have agreements with such dealers, please revise your disclosure to describe such agreements and file them as exhibits; otherwise, please revise this disclosure to remove any implication that you have such agreements in place and state that you do not have agreements in place with such dealers and may not be able to negotiate agreements with such dealers.

Response: We have removed this disclosure in order not to create any impression of definitive agreements being secured.

Target Market Segment Strategy, page 27

23. Comment: We note your disclosure indicating that "in certain cases we may negotiate to retain the difference between the price of procurement (the price the vendor wants) and the actual sale price we can get at auction." Please disclose if these negotiations could result in net losses instead of the expected net profits mentioned in your disclosure, if the actual sale price at the auction is less than the price of procurement. Please revise your risk factor section accordingly.

Response: We have clarified that these items would have a minimum starting bid which would be set as the minimum acceptable amount of the sale of the good to cover the price retained by the vendor and the amount of fee or commission due to the Company for its services.

Competitive Advantage, page 29

24. Comment: Please revise your disclosure in the last paragraph of this section to describe Ms. McCandless' relationships with the production companies, and to state, if true, that you do not have agreements in place with any of these production companies and may not be able to negotiate agreements which such companies.

Response: We have eliminated this disclosure from our amended registration statement as we do not currently have any definitive agreements in place for these relationships.

Market Analysis, page 29

25. Comment: We note your references to various reports or articles contained in your prospectus. Please tell us whether you commissioned any of the referenced sources. In addition, please indicate that the last four paragraphs of this section are a direct quotation from the sources material by placing quotation marks around them.

Response: We have made the requested revisions and indented the last four paragraphs, as well as applied the quotation marks, in order to clarify that this was a direct quotation.

Inventory, page 30

26. Comment: We note your disclosure indicating that you "will actually hold no direct inventory of our own of any of the goods we are featuring on our sites." However, on page 23 you indicate you "have access to handmade Kashmir Indian rugs through purchase from New Delhi, India." Please clarify if you will purchase any inventory and revise to ensure consistency throughout the disclosures.

Response: We have specified in the S-1/A that we will not hold any inventory and provided additional disclosure in this section.

Financial Statements, page 33

Report of the Independent Registered Public Accounting Firm, page 34

27. Comment: Please obtain and file a revised audit report and consent that include a parenthetical reference following each mention of Interactive Multi-Media Auction Corporation that reads "A development stage company."

Response: We have included an updated auditor report in the S-1/A filed with this response.

Statement of Stockholders' Equity, page 37

28. Comment: Your Statement of stockholders' equity shows 50,000 shares issued on October 15, 2012 for cash at $0.05 per share for a total of $5,000. It appears that this should either be $0.10 per share or only $2,500. Please revise as necessary.

Response: We have revised the statement of stockholder’s equity.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 39

Foreign Currencies, page 41

29. Comment: Please tell us the currency you have designated as your functional currency. In addition, please tell us why you have not had material translation adjustments.

Response: The Company’s functional currency is United States dollars. The disclosure “United States Dollars” has been added to each of the Company’s financial statements and the following disclosure has been added to the footnotes.

“The financial statements are presented in United States dollars, which is the Company’s functional currency.”

There have been no material translation adjustments as the Company’s assets and liabilities are primarily in United States dollars.

Share Issuance for Services, Debt Instruments and Interest, page 41

30. Comment: We note that you have issued stock to non-employees in exchange for consulting services. Please explain to us whether you valued these issuances based on the fair value of the consideration received or the fair value of the equity instruments issued, and how you determined which of these was more reliably measurable. If you valued these stock issuances based on the fair value of the equity instruments issued, please explain to us in reasonable detail how you determined the fair value of your stock.

Response: The value of stock issued for consulting agreements entered into with non-employees were valued on the fair value of the services received.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 43

31. Comment: Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational and begin to generate revenue. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. Please also disclose how you intend to pay for the services of you consultant and, on page 45, provide further detail regarding the nature of the "General, Administrative, and Corporate Expenses" and "Operating Expenses" you estimate you will incur beginning November 1, 2012.

Response: We have revised our MD&A to provide more detail on our planned operations.

Directors and Executive Officers, page 48

32. Comment: Please revise Ms. McCandless' biographical information to remove editorial comments and adjectives that could be construed as puffing, and limit the biographical information to basic descriptions of places, dates and positions of employment rather than subjective descriptions and discussions of accomplishments.

Response: We have revised Ms. McCandless bio in the amended registration statement accordingly.

Certain Relationships and Related Transactions, page 53

33. Comment: Please revise this section to disclose the issuances of stock to your sole director and officer and to Morpheus Financial Corporation, as well as the loan facility between you and Morpheus Financial Corporation. See Item 404(d) of Regulation S-K.

Response: We have revised this disclosure to include information on the share issuance to our sole director and officer. We have omitted disclosure on Morpheus in this section as they are not an affiliate of the company. Please advise if the commission wishes to include disclosure on Morpheus’ transactions with the company even if they own less than 10% of the company’s voting securities.

Signatures

34. Comments: Please include the signature of your principal accounting officer or, if Ms. McCandless is your principal accounting officer, include such capacity in the "Title" column. See Instruction 1 to Signatures on Form S-1.

Response: We have revised the signatures to include Ms. McCandless’ position as principal accounting officer.

Exhibits

General

35. Comment: Pursuant to Item 601(b)(3) of Regulation S-K, please revise your exhibits to include your bylaws. In addition, if you used a subscription agreement in connection with any of your private placements, please file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The articles of incorporation previously filed included our bylaws. This is particular to the way that BVI companies are incorporated. We have revised the exhibit index to indicate the inclusion of the bylaws. We have also added exhibit 99.1 which is a form of the subscription agreement used for our private placements.

Exhibit 5.1

36. Comment: Please revise the references in the opinion to the Registered Shares being "for sale by the Company" and to "the Company offer[ing] the registered Shares for sale" considering that the registration statement covers the resale of shares by selling stockholders and not a primary distribution by the company.

Response: Our counsel has made the requested revisions to their opinion.

37. Comment: It appears that the assumption contained in paragraph 2.5 may continue to cover the Company. Please revise this assumption to clearly state that it excludes the Company.

Response: Our counsel has made the requested revisions to their opinion.

Yours truly,

/s/ Amber McCandless

Amber McCandless, President

Interactive Multi-Media Auction Corporation